Jason L. Kropp

+1 617 526 6421 (t)

+1 617 526 5000 (f)

jason.kropp@wilmerhale.com

May 2, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz
Tom Jones
Julie Sherman
Brian Tascio

Re:	Acacia Communications, Inc.
Registration Statement on Form S-1
File No. 333-208680

Ladies and Gentlemen:

On behalf of Acacia Communications, Inc. (the “Company”), we are writing to supplementally provide the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with additional information related to the Company’s most recent common stock valuation as compared to the initial public offering (“IPO”) price range set forth in the amendment to the Registration Statement referenced above (the “Registration Statement”) that was filed by the Company earlier today.

The information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

March 29, 2016 Valuation

On March 29, 2016, the Company granted to employees options to purchase an aggregate of 430,000 shares of common stock at an exercise price per share of $13.38, which was based on a contemporaneous third-party valuation that was conducted as of February 29, 2016, the date of the Company’s most recent financial statements (the “Financial Statements Date”), with respect to shares of the Company’s common stock. The third-party valuation report (the “Valuation Report”) was issued to the Company on March 29, 2016 (the “Valuation Report Date”) and took into consideration events occurring and other factors that became known to the Company after the Financial Statements Date and up to and including the Valuation Report Date. Given that, as of the Financial Statements Date and Valuation Report Date, the Company was preparing for its IPO, a hybrid probability-weighted expected return method was utilized with two primary scenarios, a stay private scenario and an IPO scenario, as follows:

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Stay Private Scenario: The enterprise value for the stay private valuation was determined utilizing both guideline public company and guideline transaction market-based approaches. Approximately 15 comparable public companies and a

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number of merger and acquisition transactions in the communications equipment market were evaluated to determine valuation multiples of revenue and EBITDA. The Company’s common stock value was determined using the option pricing method. A discount for lack of marketability of 10% was determined using a combination of quantitative factors including the Finnerty and Black Scholes put option models as well as qualitative factors. The resulting value of common stock in this scenario was $11.23 per share. This method was weighted 15%.

¡	IPO Scenario: Under this scenario, the value of the Company’s common stock was determined based on (i) feedback from discussions with the underwriters for the proposed IPO; (ii) a review of relevant recent IPO transactions; and (iii) a review of the trading multiples for approximately 15 comparable public companies in the communications equipment markets. It was assumed, as of the Valuation Report Date, that the IPO would occur between May and July of 2016 with a low case value of $15.26 per share (80% weighting) and high case value of $18.08 per share (20% weighting) representing a weighted value of $15.82 per share. This value was discounted to present value using a weighted average cost of capital of 15%. A discount for lack of marketability of 10% was determined using a combination of quantitative factors including the Finnerty and Black Scholes put option models as well as qualitative factors. The resulting value of the Company’s common stock in this scenario was $13.76 per share. This method was weighted 85% based on discussions with the underwriters, management’s assessment of those discussions, the general economic environment and the Company’s general business prospects, and the fact that the Company had publicly filed the Registration Statement.

The preliminary prospectus filed this morning contained an estimated price range for the IPO of $21.00 to $23.00 per share. The new range compares to the February 29, 2016 valuation of the Company’s common stock of $13.38 per share set forth in the Valuation Report, which was determined on a non-controlling, minority interest basis. The new range represents an increase from the December 2015 estimate of the IPO price range of $16.00 to $20.00 per share, as previously disclosed to the Staff, and from a March 2016 estimate of the IPO price of $16.00 to $18.00 per share, which is the range which would have been used had the Company launched its IPO on March 8, 2016, as previously anticipated.

The IPO price range is based on a number of quantitative and qualitative factors, each of which contributed to the difference between the valuation of the Company’s common stock of $13.38 per share set forth in the Valuation Report and the midpoint of the price range of $22.00 per share. These factors include the Company’s future prospects and those of its industry in general; the Company’s financial and operating results in recent periods; the market prices of securities of companies engaged in activities similar to the Company’s business; existing conditions in the public capital markets; and discussions among the Company and the underwriters.

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May 2, 2016

Specifically, the Company believes that the difference between the fair value of its common stock set forth in the Valuation Report and the midpoint of the price range for the IPO is primarily the result of the following factors:

•	In early March, in the days immediately prior to the previously anticipated launch of the Company’s IPO road show, the Company learned that sales to its largest customer, ZTE Kangxun Telecom Co. Ltd. (“ZTE”), would be prohibited due to U.S. Department of Commerce regulatory action. As a result of the initial uncertainty caused by the prohibition of sales to ZTE, the Company delayed the launch of its IPO road show. On March 24, 2016, the Department of Commerce announced that certain temporary relief from its prohibition would be afforded to ZTE until June 30, 2016. At the time of that March 24 announcement, the Company did not know whether product sales to ZTE would be permitted to resume on a permanent basis, or to what extent sales of its products would be affected, which created a great deal of uncertainty regarding the Company’s future sales levels. Accordingly, the Company developed and continuously reformulated its estimates of future sales to take into account various scenarios in which it would be completely or partially unable to sell products to ZTE. With the passage of time, the Company has been able to estimate with a greater degree of confidence the impact of a partial or complete inability to sell products to ZTE, and has concluded that any such impact will not be as substantial as originally anticipated.

•	In April 2016, the Company engaged in multiple discussions with ZTE and other customers, as well as with the Company’s contract manufacturers and other third parties, to determine the impact of a temporary or permanent inability to sell to ZTE. As a result of its continuing efforts to revise its estimates of future sales, the Company gained greater visibility into expected sales and revenue for the remainder of 2016 and 2017. The new information received by the Company during this time period caused it to believe that its expected financial results for 2016 and 2017 would be better than had been anticipated in the late March timeframe, even if the Company were unable to sell products to ZTE. In particular, the Company increased its estimates of revenue and non-GAAP net income, which factored heavily into the price range for the IPO.

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At the time of the issuance of the Valuation Report, general economic conditions were generally unfavorable for publicly traded technology companies and for IPOs by technology companies. Subsequent to the Valuation Report Date, several of the Company’s public company peers in the industries and markets that are addressed by the Company indicated that their outlooks had improved. In addition, stock market performance of peer companies and other economic indicators have improved, leading the Company and the underwriters to believe that the Company could obtain a higher valuation in the IPO than if the IPO had been pursued in previous months. For example, discussions among the Company and the

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underwriters led the Company to estimate an IPO price range of $16.00 to $20.00 per share in December 2015 and of $16.00 to $18.00 per share in early March. A similar analysis prepared in April 2016 based on more recent discussions led the Company and the underwriters to set an IPO price range of $21.00 to $23.00 per share.

•	The price range for the IPO assumes that the IPO has occurred and that a public market for the Company’s common stock has been created and therefore excludes any discount for lack of marketability of the Company’s common stock. In comparison, the Valuation Report applied a 10% discount for lack of marketability under the stay private scenario and the IPO scenario.

•	The price range for the IPO assumes that all of the Company’s preferred stock has converted into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the common stock, which were taken into account in the Valuation Report.

•	The price range for the IPO assumes that the IPO will strengthen the Company’s balance sheet and that, as a public company, the Company will benefit from an enhanced reputation among potential customers, suppliers and other commercial partners.

For the Staff’s information, the Company has estimated the incremental stock-based compensation expense that would have been recorded in the first quarter of 2016 had the March 29, 2016 options been granted with an exercise price equal to $22.00 per share, the midpoint of the IPO price range, is less than $1,000, given that the options were granted only two days before the end of the quarter. The Company has further concluded that any additional stock-based compensation expense in future quarters would be qualitatively and quantitatively immaterial to its business, results of operations, and investors in all respects.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6421. Thank you for your assistance.

Very truly yours,

Jason L. Kropp

cc:	Murugesan Shanmugaraj, Acacia Communications, Inc.
Janene Ásgeirsson, Acacia Communications, Inc.